INVEST IN KABOODLE

Kaboodle.pet is THE social media platform for pets and their parents



kaboodle.pet San Mateo CA

Technology | Main Street | Retail | Marketplace | Services

LEAD INVESTOR

Douglas Bonnington
President/Owner Animal Hospital of Livermore

I truly believe there is a need for pet owners, servicers and products where everything pet related is in one central location. Kaboodle fills that niche! it is a unique and comprehensive platform that is easy to use and provides "one stop" for everything to do with pets. The platform provides access to advice, veterinary services, emergency locations, pet food, grooming, pet sitters and even a chat function. As a veterinarian it is clear to me the huge value this will provide.

Invested $10,005 this round & $75,000 previously

OVERVIEW UPDATES WHAT PEOPLE SAY 1 ASK A QUESTION

Highlights

1. Kaboodle.pet is a fully developed site and ready to launch Q1, 2021
2. The pet space is over $80B annually and is historically recession proof as was shown in the 2008 recession growing 5.4%
3. Kaboodle offers an affordable local advertising platform for the underserved local pet services provider
4. Pet people are among the MOST passionate in any market and spare almost no expense for their animals
5. Team of serial entrepreneurs with experience building successful internet and hospitality companies

Our Team



Larry Loyd CEO

Founder of Kaboodle, Inc. has had several successful businesses including, 6 restaurants, the largest country club interior design firm in the western US and a logistic monitoring company monitoring high value cargo including Covid vaccines worldwide

> Information in the animal world is very fragmented. I have a great passion for anything to do with animals and it is one of the most rewarding endeavors I have every been involved in.

Christopher Piguscn Lead Designer



Christopher Figusch Lead Designer

Launched multiple successful internet companies such as SecureChat and also Healthcare Insights. Chris was instrumental in launching Instatrack as well. Chris works as an Independent Contractor



Abhi Chatterjee Lead Developer

Owner and developer numerous successful internet enterprises including Healthcare Insights and Instatrack. Abhi owns Grista Technologies and his company works as Independent Contractors



Abhishek Agrawal Development Team Member

Assisted in the developed nunmerous successful internet companies. Abhishek is an employee of Grista Technologies which is an independent contractor for Kaboodle.



Seth Payal Development Team Member

Assisted in the developed nunmerous successful internet companies. Seth is an employee of Grista Technologies which is an independent contractor for Kaboodle.



Anthony Baldini Head of Marketing and Public Relations

Launched several successful campaigns in the pet industry as well as other industries. Anthony owns his own company, Athlete Strategies, and is an independent contractor for Kaboodle.



Jeffrey Burke CFO and Financial Consultant.

Jeff is a consultant for Kaboodle and has a doctorate in finance. Jeff previously was VP of Market Strategies and Research at Seagate



Lauren Burke Social Media Consultant

Operations specialist for social media at several tech companies in Silicon Valley and is an independent contractor for Kaboodle.

Pitch


kaboodle
EXPLORE ALL THINGS PET
Investor Deck


kaboodle aims to be a welcoming and
all-encompassing global community which will engage
pet owners like no other site. This go-to site is designed
to provide animal lovers with the ability to quickly
identify crucial services and develop a global network

for social interaction.

Let's take a walk.



kaboodle | HIGHLIGHTS

- Social interaction with member blogs, meet-ups/playdates, pictures and videos
- Our goal is to be a global platform for all animal-related services
- Member forums and webinars
- Quick access to animal medical professionals
- Easy and rapid access for emergencies
- Raise awareness for animal issues
- Trending and quality content for members and advertisers



kaboodle | FOR OUR MEMBERS

Kaboodle is a CENTRAL HUB for everything pet-related.

With member blogs and forums members might find helpful information to questions such as:

- It's summer and my Golden Retriever is getting "hotspots". What can I do?
- What is the best food to feed my new Siamese kitten?
- I just moved into a new neighborhood and I need a good local veterinarian who specializes in exotic birds.
- I just took a new job and I need a service to take care of my dog during the day.
- My widowed mother needs a companion. What are the best animals for her?
- I need rapid access to emergency services. Where do I go and what do I do?
- I want to take a hike with my Lab and would like other people to join in. How can I find some friends to join



kaboodle | CURRENT TRENDS

The US pet industry will exceed $86 billion in 2020.

Demand for innovative pet service options and pet health care will continue to aggressively drive worldwide revenue.



kaboodle | OUR FOCUS

Current internet search engines are not focused to provide time critical pet care solutions that pet lovers require. But we are.

Kaboodle aggregates **EVERYTHING** pet-related into a single interactive platform for pet owners with a go-to site for:

- Answers to any pet-related question
- New information and fresh insights into pet ownership and care
- A community of both pet owners and industry professionals to



kaboodle
Be a part of the largest pet community

share ideas and grow knowledge

- *Kaboodle enhances and supports relationships for both owners and our pets.*




kaboodle
COMPETITION
Our time is NOW.
Kaboodle is unique in every way.
No other site exists that offers
EVERYTHING pet with just one
simple click.

kaboodle | FACTS & POTENTIAL USERS

$86 billion spent* on pets in the US in 2018, and growing at 5.4% annually.

221 million
pet owners in the United States
(Estimate US Census Bureau)
(2017-2018 APPA National Pet Owners Survey)

77%
of US Population over 18 years old
(Estimate US Census Bureau)

45%
of US pet owners use the internet for purchases and information
(2017-2018 APPA National Pet Owners Survey)

kaboodle
77 million
potential users of Kaboodle

REFERENCES

Population	325,719,178	US Census Bureau
Households	117,716,237	US Census Bureau
People per Household	2.77	US Census Bureau
Percent over 18	77.2%	US Census Bureau
People over 18	251,455,205	US Census Bureau
Households with Pet Ownership	68%	2017-2018 APPA National Pet Owners Survey

% of people using internet as information source	45%	2017-2018 APPA National Pet Owners Survey
Household with Pets	80,047,041	Households x Households with Pet Ownership
Total People with Pets	221,488,041	Households with Pets x People per Household
People with Pets over 18 Years Old	170,988,540	Total People with Pets x Percent over 18
Potential Users	(People with Pets over 18 Years Old using Internet as information source)	

*U.S. Pet Market Outlook, 2018-2019 and Money Morning Investment

kaboodle | ESTIMATED METRICS

Direct Advertising Metrics

190,000
Potential Advertisers*

2020	2021	2022
880 Avg. Direct Advertisers	**3,350** Avg. Direct Advertisers	**11,800** Avg. Direct Advertisers
0.5% Penetration Rate	**1.8%** Penetration Rate	**6.2%** Penetration Rate



*US Pet Stores, Independent Groomers & Veterinary Clinics



kaboodle | ESTIMATED METRICS

Internet Advertising Metrics

77 million
US Target Audience

2020		2021		2022	
37 million Visits per year	**0.2%** Penetration Rate*	**245 million** Visits per year	**0.9%** Penetration Rate*	**1.2 billion** Visits per year	**4.0%** Penetration Rate*
220 million Impressions	**665,000** Revenuable clicks	**5 billion** Impressions	**15 million** Revenuable clicks	**26 billion** Impressions	**80 million** Revenuable clicks
0.5/yr User visits	**0.1/mo** User visits	**3/yr** User visits	**0.3/mo** User visits	**15/yr** User visits	**1.3/mo** User visits

*Penetration rate: average number of the target audience to visit per day



kaboodle | ESTIMATED METRICS

Other Pet Related Sites

chewy.com
243 million visits per year
6.9 pages viewed per visit

PETSMART
98 million visits per year
4.3 pages viewed per visit

Adopt a Pet.com
72 million visits per year
6.3 pages viewed per visit

petco
87 million visits per year
16.6 pages viewed per visit

petfinder
92 million visits per year
7.6 pages viewed per visit



Source: Annualized data based on SimilarWeb July 2018 metrics

Note: Kaboodle numbers are for Year 1. All the other companies / comparisons are current figures.

kaboodle | WAYS WE MAKE MONEY

Potential income streams beyond our financial model

- Premium vendors
- Additional animal services
- Monetizing user data
- Partnerships
- Membership
- Data storage
- Pet insurance
- Kaboodle Visa / MasterCard (with percentage of the transaction that will go to the pet charity of their choice)
- Financial assistance / financing for medical treatments (things like expensive surgeries that people may not have cash for all at one time)



kaboodle | HOW WE ARE GOING TO GET THERE

How we will reach our market to support the financial projections

- Social media advertising, Facebook, Instagram, Twitter, Snapchat, etc.
- YouTube pre roll out
- Direct email campaign
- Online advertising via Google keyword
- Display advertising
- Targeted geographic advertising
- Targeted demographic advertising
- PR campaign
- Industry trade shows



kaboodle | WHEN THINGS ARE HAPPENING

Timeline 2020-2021

JULY	AUG	SEPT	OCT	NOV	DEC	JAN '21	FEB '21
Complete Development of Website & Mobile App (July – Nov)							
	Begin Fundraising			Website Testing	Hire Sales & Marketing Team	Soft Launch / Go-Live Date; Soft Launch Social Media Ad Campaign	Continued Development and Enhancing Features on the Site



How the investment funds will be used



Development	$335,000	Professional fees/other	$95,000
Advertising, branding &marketing	$1,800,000	Salaries*	$765,000
Operating expense	$410,000	Total	$3,500,000

**Salaries go to sales, marketing and support first; executive compensation last.*

Core Team Members (Year One)

Development	Sales	Admin	Marketing
Lead Web Designer (outsource)	VP Sales	CEO / President	Marketing/PR (outsource)
6 Developers (outsource, India)	3 Sales Associates	Office Manager	2 Marketing Strategy
QA Person		2 website managers	



Our team is full of fun-loving & pet passionate people.



LARRY LOYD
FOUNDER & CEO

- Larry has been an entrepreneur his entire life.
- Owned and operated 6 successful restaurants in California
- Owner of one of the most successful design firms in the Western US with 35 staff designers, architects and project managers
- Residential Real Estate development in Los Angeles and Northern California
- Founder of CargoSense – a logistics monitoring company that is positioned to be acquired this year



ART PEDROZA
CO-FOUNDER & COO

- Vice President and Managing Director of Crowe-Innes & Associates Silicon Valley Technology Practice.
- 15 year career in executive search with Rusher Loscavio and Korn/ Ferry International, as well as his own firm.
- Managed clients ranging in size from small privately held companies to those in the Fortune 500, including Raytheon Corporation, Hewlett-Packard Company and Silicon Graphics
- 20 years of human resources experience



Advisory Board

DR. JEFFREY BURKE

- A seasoned Senior Executive and University Fellow with extensive experience in developing strategies for growth through proactive industry analysis for a Fortune 500 company
- Known for his ability to successfully identify and exploit market trends, developing market models and distilling complex data down to actionable information
- A fellowship student at the Peter F Drucker Center for Management at the Claremont Graduate University from which he holds an MBA and a Ph.D. in Finance and Organizational Control

ROBERT KOPLOWITZ

- Forty years of experience in logistics developing solutions to meet multi-layered client demand across state, regional, and international borders. His career has included various senior management roles and responsibilities in both public sector work- the Port Authority of Seattle – as well as the private sector – Expeditors International of Washington.
- Specialization in designing, developing, and launching operations for new service/product offerings.
- In addition to operational management, Robert has led various sales and marketing departments including general marketing and sales, Account Management, and Vertical Industry development.



Kaboodle aims to be THE go-to HUB to get


advice and rapid access to ALL pet-related
information and services.


Thank You
As Kaboodle moves towards our goal of raising up to $3.5 million from Wefunder & other sources, we look forward to finding the right partners that fit with our passion for pets.
kaboodle
EXPLORE ALL THINGS PET